February 4, 2019

William West Duker
Director
CUR Media Inc.
2217 New London Turnpike
South Glastonbury, CT 06073

       Re: CUR Media, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed May 7, 2018
           File No. 000-55346

Dear Mr. Duker:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Eric C. Mendelson